FORM 6-K/A
Amendment No. 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-30850

Valcent Products Inc.
(Translation of registrant’s name into English)

420 - 475 Howe Street,
Vancouver, British Columbia
Canada V6C 2B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Form 6-K for the period ended December 31, 2005, as originally filed on March 6, 2006, to revise certain disclosures in our Management’s Discussion and Analysis for the period then ended and to correct certain clerical errors contained therein.

This Amendment No. 1 does not otherwise change or update the disclosures set forth in the Form 6-K as originally filed and does not otherwise reflect events occurring after the filing of the Form 6-K. For a description of and the risks related to our business, see our Annual Report on Form 20-F for the fiscal year ended March 31, 2005.

EXHIBIT INDEX

99.1	The unaudited interim financial statements of Valcent Products Inc. [formerly Nettron.com, Inc.] (the “Corporation”) for the period ended December 31, 2005.

99.2	Management Discussion and Analysis as of December 31, 2005.

99.3	CEO Certification of Interim Filings for the interim period ended December 31, 2005.

99.4	CFO Certification of Interim Filings for the interim period ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALCENT PRODUCTS INC.
(Registrant)

Date: April 3, 2006	By:	/s/ George Orr
George Orr
	Title:	Chief Financial Officer, Secretary and Director